Exhibit A

Identification of entities which acquired the shares which are the subject of this report on Schedule 13G/A.

(1)    Potomac Capital Partners LP, a private investment partnership formed under the laws of State of Delaware. Potomac Capital Management LLC is the General Partner of Potomac Capital Partners LP. Mr. Paul J. Solit
         is the Managing Member of Potomac Capital Management LLC.

(2)    Potomac Capital Partners II, LP, a private investment partnership formed under the laws of State of Delaware. Potomac Capital Management
         II, LLC is the General Partner of Potomac Capital Partners II LP. Mr.
         Paul J. Solit is the Managing Member of Potomac Capital Management II,
         LLC.